August 27, 2012

Via EDGAR

Attn: Michael Clampitt, Senior Counsel

U.S. Securities and Exchange Commission

Washington, D.C. 20549-0302

Re:	Request for Extension to File Response

Middlesex Inc.

Form 10

Filed July 13, 2012

File No. 000-54764

Dear Mr. Clampitt,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated August 8, 2012 regarding the above referenced filings (the “Comment Letter”). Please accept this correspondence as a request for an extension of an additional ten (10) business days to provide the Commission with our response to the Comment Letter. Accordingly, the Company will respond to the Commission’s comment letter, no later than September 6, 2012.

Thank you for your attention to this matter.

Sincerely,

Middlesex Inc.

By:  /s/ Peter Coker

Name: Peter Coker

Title: President